November 12, 2008

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE:          Geokinetics Inc.
Supplemental Response to Comment Letter Issued September 25, 2008
Filed October 9, 2008
File No. 1-33460

Form 10-K for the fiscal year ended December 31, 2007
Filed March 12, 2008

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008

Dear Ms. Parker:

This letter is in response to your letter to Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”), dated October 24, 2008 (“SEC Comment Letter”), in connection with the Company’s response to the Comment Letter issued on September 25, 2008 involving your review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 29, 2008 (“2007 Proxy”).

As specifically requested, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s specific response to each item in the SEC Comment Letter is set forth below:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23.

1.
We note your response to prior Comment 3 stating that the information can be found on pages 12-17, 26-31 and 39 of the 10-K and reissue the comment seeking clarification.  Please provide a response addressing the trends and uncertainties on which the company’s executives are most focused for both the short and long term which you potentially will use in future filings and the specific location of the information requested in your 10-K.  In particular, please specifically address the trend used as an example in our prior comment.

Company’s Supplemental Response:

An example of suggested revision for future filings:

Overview

The Company’s Management’s Discussion and Analysis (MD&A) should be read in conjunction with its consolidated financial statements and the accompanying footnotes. MD&A includes forward looking statements that are subject to risks and uncertainties that may result in actual results differing from the statements made. These risks and uncertainties are discussed further beginning on page nine.

The Company’s management continually monitors industry trends and market conditions to enable it to best react as changes occur.  Additionally, Company’s management consistently monitors and assesses the risk factors and opportunities that may affect the Company.  More specifically, while demand for the Company’s services has increased significantly in recent years, the Company continues to experience price competition in the marketplace which has prevented it from benefiting from significant increased pricing for its services.  In spite of this, the Company has and will continue to aggressively compete for seismic projects from both existing and prospective customers.  In international markets, the Company has seen increasing demand from state-owned national oil companies (“NOCs”) and believes changing global dynamics relative to the oil and gas industry will result in increased opportunities with the NOCs and given its existing relationships, the Company believes it is well positioned to take advantage of these opportunities.  The Company also recognizes that the seismic industry is cyclical and through the acquisitions of Trace Energy Services, Ltd. and Grant Geophysical, Inc., the Company has built a foundation for growth that is highly diversified and should be beneficial during times of contraction.

Despite growing revenues, the Company has incurred losses, especially one-time items related to acquisition costs, severance and reorganization costs and costs related to financings and early terminations of financings over the past three years.  The Company has taken several measures to improve its positioning in times of market contraction and more importantly, to take better advantage of expansions similar to what the Company has experienced during such three year period.  Specific measures taken include the following:

•	Upgrading crews to newer technology and higher channel counts to allow them to compete for larger, more profitable projects;
•	Standardizing equipment to enable the Company to move equipment throughout the world as market conditions dictate;
•	Reorganizing the Company’s management to lower costs and increase operational efficiencies;
•	Investing in systems to automate and standardize processes; and
•	Diversifying operations as follows:
o	Geographically
o	Oil vs. Gas projects
o	Land vs. Shallow Water projects

Listed below is a general outline of the MD&A to help understand the Company’s operations and the business environment in which the Company operates.

Business—a description of the Company’s primary business, purpose and profitability drivers;

Results of Operations—a summary of its 2007 performance; a year-over-year analysis beginning on page 20 of the results of the Company’s segments, corporate activities and other income statement items; an update of the Company’s credit metrics; growth strategy; and a look forward to  2008;

Liquidity and Capital Resources—a general discussion beginning on page 24 of the Company’s debt obligations, available liquidity, expected 2008 cash flows, and significant factors that could impact the Company’s liquidity, as well as an overview of cash flow activity during 2007; and

Critical Accounting Policies—a discussion beginning on page 28 of accounting estimates that involve the use of significant assumptions and/or judgments in the preparation of the Company’s financial statements.

Controls and Procedures, page 40

2.
We note your response to prior comment 5.  If the examples you provided did not rise to the level of “materially affected,” then you should delete the phrase “except for the changes as noted below” in your conclusion that there “have not been any changes in the Company’s internal control…that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.”  In addition, to the extent you wish to provide examples and yet conclude that “there have not been any changes,” provide in your filing the clarification that the examples you provide did not rise to the level of “materially affected.”

Company’s Supplemental Response:

An example of suggested revision for future filings:

There have not been any changes in the Company’s internal control (as defined in the Exchange Act Rule 13a-15(f) of the Securities Exchange Act) during the quarter ended December 31, 2007, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.  The Company continually seeks to improve aspects of its system of internal controls as noted below; however, none of these improvements rise to the level to materially affect the Company’s internal control over financial reporting.

Definitive Proxy filed June 24, 2008

Compensation Discussion and Analysis, page 21 and Allocation of Compensation Among the Principal Components, page 22

3.
We note your response to prior comments 9 and 10 and reissue those comments, as well as prior comment 8, which asked that you to provide us with examples of the disclosure you intend to use.  While we understand that you are not able to go into specifics about 2008 compensation at this time, provide us with sample disclosures regarding 2007 compensation so we may understand how you would specifically address our comments in future filings.  Disclose the “company, business segment and/or individual goals and objectives” that were achieved that gave rise to the bonus compensation paid in 2007.  The general reference to the Senior Executive Incentive Program and the general disclosure of the Program in the proxy statement does not provide sufficient information as to why or how Mr. Miles received a bonus of $256,000 for the 2007 plan year, for example.  Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the Committee considered in determining specific payout levels for 2007.  Discuss the specific reasons for the incentive stock option grants on December 10, 2007.  Disclose the specific “company performance and personal performance” components last year that gave rise to any variable compensation, as discussed in your response to prior comment 10.  Please provide us with detailed draft disclosure to address these items.

Company’s Supplemental Response:

The Company used a discretionary bonus pool for the 2006 bonus which was paid out in 2007;  thus, it is difficult to describe the current plan using those figures.  The Company will provide a sample of the methodology it intends to use in future disclosures.

Going forward, the Company will provide the metrics indicated below as well as any additional metrics that the Board of Directors may use to rate the Company’s performance.  Each year, the Board of Directors will provide a final rating, and the Company may disclose the business unit and corporate score use to calculate the bonus payments.

The stock options issued in 2007 were part of a special, one-time grant of 320,000 options to key management and staff to encourage retention.  Because the exercise price was higher than the current market value of the stock, the Company did not use a relative value approach to share allocation.  Instead, the allocation of these options were based on each individual’s relative influence and level in the organization, starting with the President and CEO receiving 40,000, and the Executive Vice Presidents and CFO receiving 20,000 each.

An example of suggested additional disclosure in future filings:

A bonus pool is created annually based on a target percentage of each employee’s salary in accordance with the provisions described in the Company’s Total Compensation Program.  The bonus targets are distributed in accordance with each employee’s organizational grade.  The achievement of targets is based on corporate performance, business unit performance and personal performance.  Bonus eligible employees are measured on at least two, but no more than three, of these components.

In January of each year, Executive Management and the Board of Directors by and through the Compensation Committee, establish Key Performance Indicators (“KPIs”) for the Company and for each strategic business unit.  These KPIs may include, but are not limited to, annual revenue targets, annual Earnings before Income Taxes, Depreciation and Amortization (“EBITDA”) targets, earnings per share (“EPS”) targets, return on investment (“ROI”) in capital expenditures, annual safety metrics, or other annual business goals as defined by the Board of Directors.  The Company must score at least 75% before any bonus may be paid out under the new plan.

Additionally each January, the named executive officers (“NEOs”) set personal goals and objectives with his/her supervisor.  The CEO sets his/her personal goals with the Board of Directors by and through the Compensation Committee.  These personal goals will vary for each individual but may include specific objectives around business development, human capital management, safety, key project management, training, or organizational change implementation.

4.
We note your response to prior comment 12 and reissue that comment.  We do not agree that competitive reasons and the need for consultants’ consent provide sufficient bases to omit the information required by Item 402(b)(2)(xiv) with respect to the components of your benchmarks.  In addition, your response to prior comment 10 states that you will “benchmark jobs in each family and use salary surveys and competitive market pricing of these positions.”  Provide the information required by Item 402(b)(2)(xiv) with respect to the benchmark to be used.

Company’s Supplemental Response:

The Company utilized salary survey data for benchmark positions for which pay data was readily available from service companies to the oil & gas industry located in Texas and the southwestern United States with annual revenue between $100 million and $1 billion.  For each NEO, the Company reviewed the relevant benchmark position and the salary data from three major sources: (1) a national energy industry survey which included exploration and production companies, oil field service companies, and seismic companies; (2) a confidential seismic industry compensation survey conducted through an industry liaison group, in which the Company was a participant; and (3) reports from the Economic Research Institute to supplement the Company’s compensation data.

I trust that these supplemental comments are responsive to your request.  Please feel free to contact me for additional questions or further clarification.

Very truly yours,

/s/Richard Miles
Richard F. Miles
President and Chief Executive Officer
Geokinetics Inc.

cc:           Mr. Scott McCurdy
Ms. Diane Anderson
Mr. James J. Spring, III